601 Lexington Avenue New York, New York 10022

Joshua Korff To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900 Dir. Fax: (212) 446-6460

February 8, 2013

Via EDGAR and Hand Delivery

Jay Ingram

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Taminco Acquisition Corporation

Amendment No. 2 Registration Statement on Form S-1

Filed January 18, 2013

File No. 333-185244

Dear Mr. Ingram:

On behalf of Taminco Acquisition Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 29, 2013, to Kurt Decat, Chief Financial Officer of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

General

1.	Staff’s Comment: We note that on December 18, 2012 you completed a private placement of $250 million of 9.125%/9.875% Senior PIK Toggle Notes due 2017. Please provide us with your analysis as to why this private placement should not be integrated with your current public offering of common stock. See Securities Act Release No. 8828 (Aug. 10, 2007).

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

February 8, 2013

Response: In accordance with the interpretive guidance provided by the Commission in Release No. 33-8828 (the “Release”), the Company believes that the private placement (the “Private Placement”) of $250 million of 9.125%/9.875% Senior PIK Toggle Notes due 2017 (the “Notes”) should not be integrated into its current public offering, because the Registration Statement did not serve as a general solicitation for the offer and sale of securities in the private placement. Applying the guidance in the Release, the Commission provides several examples of situations in which a private placement can be conducted in accordance with Section 4(2) after a registration statement for a separate public offering is on file. The Release states, “ . . . if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

Based on the guidance contained in the Release, the Company believes, and we are of the opinion, that the Private Placement should not be integrated into the public offering pursuant to the Registration Statement. The purchasers of the Notes in the Private Placement did not become interested in the Private Placement due to the filing of the Registration Statement; rather, the purchasers of the Notes were contacted and provided with a confidential offering memorandum related solely to the sale of the Notes based on pre-existing relationships with the Company and the initial purchasers. The investors in the Private Placement based their investment decision on the information contained in such offering memorandum, which was not publicly available and was separate and distinct from the pending Registration Statement. Further, the purchasers of the Notes did not independently contact the issuer as a result of the filing of the Registration Statement to show interest in purchasing the Notes, but were identified through pre-existing relationships with the initial purchasers or the Company or investors in the private placement of senior notes by Taminco Global Chemical Corporation in February 2012. Based on the foregoing, the Company respectfully believes, and we are of the opinion, that the Private Placement is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and should not be integrated with the initial public offering pursuant to the Registration Statement.

Prospectus Summary, page 1

2.	Staff’s Comment: Please attribute your statement that you are the world’s largest pure play producer of alkylamines and alkylamine derivatives to a particular source, or otherwise include a statement that it is management’s belief. Please similarly revise your disclosure elsewhere that this statement appears, including in the Industry and Business sections.

Securities and Exchange Commission

February 8, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 53, 75, 78 and 80 of Amendment No. 2 to attribute the statement to the ADL report. We have provided the relevant supporting materials in a supplemental submission to the Staff.

3.	Staff’s Comment: We note your response to comment 15 of our letter dated December 27, 2012. However, it does not appear that you have revised the summary of your strengths and strategy in accordance with Item 503(a) of Regulation S-K. Similarly, we do not see that you have provided an enhanced discussion of the risks of the offering, aside from stating that you “have a large amount of indebtedness.” Please revise the summary discussion of your strengths, strategies and risks as requested in our prior comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8, 80, 81 and 82 of Amendment No. 2.

4.	Staff’s Comment: We note your response to comment 17 of our letter dated December 27, 2012, including the supplemental materials provided to us to support your statement that you believe you have industry leading margins. We are unable to locate support for this statement.

Please provide us with supplemental support for this statement, or please revise the statement accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 82 of Amendment No. 2. The Company has also provided supplemental support for these statements.

Market, Ranking and Other Industry Data, page 38

5.	Staff’s Comment: Your disclosure on page 38 implies that the ADL report is an independent industry publication and is publicly available. Please revise your disclosure to clearly state that you commissioned the ADL report.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 2 to state that it commissioned the ADL report.

Securities and Exchange Commission

February 8, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Volume, Product Mix and Pricing, page 55

6.	Staff’s Comment: We note your revisions in response to comment 36 of our letter dated December 27, 2012. Please further revise your disclosure to explain specifically how changes in product mix have impacted your operating results, including which specific products have had such an impact, to the extent material. We note that throughout your results of operations you repeatedly cite product mix as a factor contributing to changes in net sales from period-to-period, but your disclosure does not explain specifically how and why product mix affected net sales, including the company’s focus on particular products or shifts between products. Please revise your disclosure on page 55 and in your period-to-period discussions accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56, 59, 60, 61, 62, 63 and 64 of Amendment No. 2.

Liquidity and Capital Resources, page 64

General

7.	Staff’s Comment: Please revise your registration statement to disclose the significant provisions of the $400 million of 9.75% Second-Priority Senior Notes due 2020, as well as the 9.125%/9.875% Senior PIK Toggle Notes due 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 2.

Critical Accounting Policies, page 69

Share-Based Compensation, page 70

8.	Staff’s Comment: We note your response to comment 48 of our letter dated December 27, 2012. With respect to the incentive equity awards granted during the Successor Period, please tell us and expand your discussion to disclose:

•

For each grant date, the number of stock options granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of stock options may be aggregated by month or quarter and the information presented as weighted average per-share amounts;

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

Securities and Exchange Commission

February 8, 2013

•	Whether the valuation specialist was a related-party or an unrelated valuation specialist

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 2. In addition, the Company respectively advises the Staff that there were de minimus grants of stock options in the third quarter of 2012 totaling approximately 8,000 time vested stock options and 17,000 performance-based stock options with a total fair value of approximately $549,000.

Business, page 77

Our Operations, page 91

9.	Staff’s Comment: We note your revisions in response to comment 58 of our letter dated December 27, 2012. However, we note that your revisions do not support your statement that you are “the chosen partner for the largest and fastest growing customers in the industry.” Please supplementally provide us with support for this statement and please revise your disclosure to indicate the source for this statement or, in the alternative, please indicate that it is management’s belief.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 2 to reflect that this statement is based on management’s belief.

Executive Compensation, page 105

Compensation Philosophy and Objectives, page 105

10.	Staff’s Comment: We note that in response to comment 63 of our letter dated December 27, 2012 you state that the company’s peer group was based upon a “very broad set of public and private companies,” so you have disclosed examples of the companies within your peer group. Please advise us of the number of companies contained in your peer group. Please also disclose the criteria used to select companies in your peer group and provide a summary of the attributes of the companies in the peer group (ex: total revenues, industries, etc). Please also disclose where actual payments fell within targeted parameters as soon as you have determined this information. See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 2.

11.	Staff’s Comment: We note your response to comment 64 of our letter dated December 27, 2012 and we reissue our prior comment. In particular, we note that you must either disclose the actual performance targets and the payouts associated with meeting the performance targets, as well as the actual results achieved by you and how you evaluated the results to reach the actual payout or provide us with a detailed analysis as to the competitive harm that you believe may result from disclosure of such targets. Conclusory statements that some harm could result from disclosure is not sufficient to justify omission under the (b)(4) exemption of the FOIA. To the extent that it is appropriate to omit such targets, you must provide the disclosure required pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please advise and revise your disclosure accordingly.

Securities and Exchange Commission

February 8, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff, Esq

cc:	Mr. Kurt Decat

Mr. Edward Yocum